August 13, 2019

Neil Kumar, Ph.D.
Chief Executive Officer
Eidos Therapeutics, Inc.
101 Montgomery Street, Suite 2550
San Francisco, CA 94104

       Re: Eidos Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed August 2, 2019
           File No. 333-232999

Dear Dr. Kumar:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3 filed August 2, 2019

Description of Capital Stock, page 7

1. We note that Article VI, Section 8 of your Amended and Restated Bylaws includes a forum selection provision listing the Court of Chancery of the State of Delaware as the
       sole and exclusive forum for certain litigation, including any "derivative action." Please describe this provision here and include a risk factor addressing the risks to investors posed by the exclusive forum provision. In your disclosure, please also discuss whether the provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the
 Neil Kumar, Ph.D.
Eidos Therapeutics, Inc.
August 13, 2019
Page 2
      provision applies to Securities Act claims, please also disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                             Sincerely,
FirstName LastNameNeil Kumar, Ph.D.
                                                             Division of
Corporation Finance
Comapany NameEidos Therapeutics, Inc.
                                                             Office of
Healthcare & Insurance
August 13, 2019 Page 2
cc:       Maggie Wong - Goodwin Procter LLP
FirstName LastName